UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

Telephone: 011-51-1-213-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value S/1.00 per share, and American Depositary Shares, each representing fifteen Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒
Rule 12h-6(c) (for debt securities)	☐
Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1: Exchange Act Reporting History

A.

AENZA S.A.A. (the “Company”) first became required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the completion of the initial public offering of its common shares (the “Common Shares”) and American Depositary Shares (the “ADSs”) representing the Common Shares pursuant to an effective registration statement on Form F-1 (Registration No. 333-189067), and the related registration of the Common Shares and ADSs under Section 12(b) of the Exchange Act and listing of the Common Shares and ADSs on the New York Stock Exchange, each on July 24, 2013.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities Exchange Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2: Recent United States Market Activity

The last sale of securities of the Company in a transaction registered under the Securities Act of 1933, as amended, was the sale of Common Shares and ADSs under the Company’s registration statement on Form F-1 (Registration No. 333-18906) on July 29, 2013.

Item 3: Foreign Listing and Primary Trading Market

A.	The primary trading market for the Common Shares is the Lima Stock Exchange, located in Lima, Peru. The trading symbol for the Common Shares on the Lima Stock Exchange is “AENZAC1”.

B.

The Common Shares have been listed on the Lima Stock Exchange since August 7, 1997. The Company has maintained a listing of its Common Shares on the Lima Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.

During the recent 12-month period beginning on September 5, 2023 and ending September 5, 2024, trading of the Common Shares on the Lima Stock Exchange constituted 68% of the worldwide trading of the Common Shares.

Item 4: Comparative Trading Volume Data

Not applicable.

Item 5: Alternative Record Holder Information

As of August 12, 2024, the Company had 48 shareholders that were United States residents. The Company relied on information provided by CMi2i Ltd. to determine the number of U.S. holders.

Item 6: Debt Securities

Not applicable.

Item 7: Notice Requirement

A.

The Company published a press release on September 9, 2024, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

B.	The press release was posted on the Company’s website and submitted to the SEC on Form 6-K via EDGAR on September 9, 2024.

Item 8: Prior Form 15 Filers

Not applicable.

Part II

Item 9: Rule 12g3-2(b) Exemption

The Company will make available any information required pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act on the Company’s website, https://investorrelations.aenza.com.pe/.

Part III

Item 10: Exhibits

None.

Item 11: Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AENZA S.A.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, AENZA S.A.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: September 9, 2024.

AENZA S.A.A.

By: /s/ CRISTIAN RESTREPO HERNANDEZ

Name: Cristian Restrepo Hernandez

Title: VP of Corporate Finance

Date: September 9, 2024